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                                                                    EXHIBIT 99.2



INTERNAL REVENUE SERVICE                       Department of the Treasury

Index Number:    355.03-00; 355.04-00          Washington, DC 20224

Bryan W. Adams                                 Person to Contact:
ITC Holding Company, Inc.                      Cristian P. Silva, 50-12151
1239 O.G. Skinner Drive                        Telephone Number:
West Point, Georgia 31833                      (202) 622-7750
                                               Refer Reply To:
                                               CC:DOM:CORP:1-PLR-116141-99
                                               Date:
                                               December 22, 1999




Legend

Distributing 1                           =    Intercall, Inc.
                                              TIN:  58-1942497

Distributing 2                           =    ITC Holding Company, Inc.
                                              TIN: 58-2341736

Controlled                               =    Knology, Inc.
                                              TIN: (58-2424258)

Corporation A                            =    Interstate Telephone Company, Inc.
                                              TIN: 58-0300280

Corporation B                            =    Valley Telephone Company, Inc.
                                              TIN: 63-0418786

Corporation C                            =    Globe Telecommunications, Inc.
                                              TIN: 58-1501296

Corporation D                            =    ITC Globe, Inc.
                                              TIN: 58-2222619

Corporation E                            =    Knology Holdings, Inc.
                                              TIN: 58-2203141

Corporation F                            =    ClearSource, Inc.
                                              TIN: 74-2864181
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PLR-116141-99                          2



Corporation I                            =    ITC Service Company
                                              TIN 58-1848640

X                                        =    88.13%

P                                        =    18,500,000


Dear Mr. Adams:

        We respond to your letter dated August 25, 1999, in which you requested a supplemental ruling to PLR 199926026 issued on April 1, 1999 (the "Prior Letter Ruling"). Additional information was submitted on October 4, 1999, and November 18, 1999.

        The Prior Letter Ruling states that the business purpose for the 355 spin-off is to allow Controlled to reduce its debt-equity ratio by making a public offering of its stock in the open market. However, Controlled has now determined that it can raise more capital if the equity offering is made by way of a private placement. Accordingly, Distributing 2 has modified the proposed equity offering to the extent that Controlled will now raise the needed capital through a private placement (Factual Modification).

        In the Prior Letter Ruling, Distributing 1 proposed to complete the spin-off of Controlled by completing a series of steps, one of which included the transfer of the stock of Corporation A, Corporation B, Corporation C, Corporation D, Corporation F, and their X percent stock interest in Corporation E to Controlled in exchange for stock of Controlled (the "Exchange"). As described in the Prior Letter Ruling, Controlled was to transfer P amount of common stock and two series of voting preferred stock: Series A and Series B. However, the Exchange has been modified to the extent that Controlled will now only issue Series A preferred stock to Distributing 1. (Factual Modification).

        The Prior Letter Ruling states that Corporation I will provide certain legal, accounting and management consulting services to the Controlled group for a temporary period of time not to exceed 18 months. Nevertheless, Distributing 1 and Controlled have modified the extent of their continued relationship after the spin-off by entering into an additional agreement that will give Distributing 1 the option of leasing certain products from Controlled. Although Distributing 1 currently leases such products from unrelated parties and may never need to exercise its option lease, the option lease provides Distributing 1 with the assurance that it will have sufficient capacity to meet increased demands in the future as its operations grow. The option will extend 10 years and, once exercised, will allow Distributing 1 to lease such products for up to 15 years at a price calculated to approximate fair market value (Factual Modification).


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PLR-116141-99                          3

        As part of the 355 spin-off, stock options to purchase Controlled shares will be issued to Distributing 2 employees and former employees who hold stock options to purchase Distributing 2 shares in substitution for a portion now held by those persons. In accordance with an agreement with one minority shareholder of Corporation E who will become a minority shareholder of Controlled, the Controlled options to be issued to the holders of Distributing 2 options will be purchased from Controlled by Distributing 2 prior to the distribution. Distributing 2 will pay an amount equal to the full share value of each Controlled option it acquires. However, Controlled has agreed to refund to Distributing 2 the exercise price paid to Controlled by the option holders upon exercise of the options (Factual Modification).

        Based solely on the information and documentation submitted, it is held as follows:

        The Factual Modifications stated above will have no effect on the validity of the rulings contained in the Prior Letter Ruling and those rulings will remain in full force and effect.

        We express no opinion about the tax treatment of the transaction under any other provisions of the Code or regulations or the tax treatment of any conditions existing at the time of, or effects resulting from, the proposed transaction not specifically covered by the above rulings. In particular, we express no opinion on the tax treatment of the purchase of the Controlled options by Distributing 2 and the issuance of the Controlled options by Distributing 2 to its employees and former employees. Additionally, no opinion is expressed regarding the treatment of the flow of cash in the options transactions described above for federal income tax purposes. Furthermore, we do not express any opinion regarding the treatment of the options under section 83.

        This ruling supplements the Prior Letter Ruling. Section 6110(k)(3) provides that it may not be used or cited as precedent.

        Each taxpayer involved in the proposed transaction must attach a copy of this letter to its federal income tax return for the taxable year in which the transaction is completed.


                                            Sincerely,

                                            Assistant Chief Counsel (Corporate)


                                        By: \s\ Christopher W. Schoen
                                            -----------------------------------
                                            Christopher Schoen
                                            Assistant to the Chief
                                            Branch 1